Arcade Therapeutics, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arcade Therapeutics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 17, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	36,510	438,634
Future Equity Obligation Receivable	10,000	10,000
Prepaid Expenses	-	1,440
Total Current Assets	46,510	450,073
TOTAL ASSETS	46,510	450,073
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	6,502	2,981
Line of Credit - Related Party	306,965	90,779
Total Current Liabilities	313,466	93,759
Long-term Liabilities		
Future Equity Obligations	1,830,000	1,270,000
Total Long-Term Liabilities	1,830,000	1,270,000
TOTAL LIABILITIES	2,143,466	1,363,759
EQUITY		
Common Stock	100,000	100,000
Preferred Stock	40,053	40,053
Additional Paid in Capital	934,947	934,947
Accumulated Deficit	(3,171,956)	(1,988,686)
Total Equity	(2,096,956)	(913,686)
TOTAL LIABILITIES AND EQUITY	46,510	450,073

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2022	10,000,000	100,000	-	-	900,000	(971,684)	28,316
Issuance of Preferred Stock	-	-	4,005,317	40,053	34,947	-	75,000
Net Income (Loss)	-	-	-	-	-	(1,017,002)	(1,017,002)
Ending Balance 12/31/2022	10,000,000	100,000	4,005,317	40,053	934,947	(1,988,686)	(913,686)
Net Income (Loss)	-	-	-	-	-	(1,183,271)	(1,183,271)
Ending Balance 12/31/2023	10,000,000	100,000	4,005,317	40,053	934,947	(3,171,956)	(2,096,956)

Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	223,122	146,424
General and Administrative	375,436	375,281
Research and Development	599,720	546,771
Rent and Lease	-	73
Total Operating Expenses	1,198,278	1,068,549
Operating Income (loss)	(1,198,278)	(1,068,549)
Other Income		
Other	12,383	-
Total Other Income	12,383	-
Net Revenue from Discontinued Operations	2,624	51,547
Earnings Before Income Taxes	(1,183,271)	(1,017,002)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,183,271)	(1,017,002)

Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(1,183,271)	(1,017,002)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	3,521	(1,434)
Prepaids	1,440	(1,440)
Payroll Payable	216,186	(46,539)
Future Equity Obligation Receivable	-	(10,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	221,147	(59,412)
Net Cash provided by (used in) Operating Activities	(962,124)	(1,076,414)
FINANCING ACTIVITIES		
Proceeds from Issuance of Future Equity Obligations	560,000	1,270,000
Proceeds from Issuance of Preferred Stock	-	40,053
Proceeds from Additional Paid-in Capital	-	34,947
Net Cash provided by (used in) Financing Activities	560,000	1,345,000
Cash at the beginning of period	438,634	170,048
Net Cash increase (decrease) for period	(402,124)	268,586
Cash at end of period	36,510	438,634

Arcade Therapeutics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arcade Therapeutics, Inc ("the Company") was formed in Delaware on September 23rd, 2019, as "Wise Therapeutics, Inc". On February 9th, 2023, it changed its name to "Arcade Therapeutics, Inc." The Company is a science-first game studio combining the most cutting-edge cognitive neuroscience with engaging games. It plans to earn revenue by providing digital therapeutics to treat mental illness such as anxiety and depression. The Company's headquarters in in New York, New York. The Company's customers will be located predominantly in the United States, with plans to expand to other countries as regulation allows.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2023:

Exercise Price	Number Outstanding	Expiration Date
0.01	393,798	8/1/2032

A summary of the warrant activity for the years ended December 31, 2022 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2022	-	-
Grants	393,798	0.01
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	393,798	0.01
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2023	393,798	0.01
Vested and expected to vest at December 31, 2023	393,798	0.01
Exercisable at December 31, 2023	393,798	0.01

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Teem Ventures is an incubator and service provider to startup companies which is owned by the Co-Founder and CEO. Teem Ventures has provided technology related services and administrative support to the Company, including an extended credit facility without interest. A Services Contract has been completed with independent board review to insure that all transactions between Teem Ventures and the Company are transparent. The Company had a payable balance of $306,965 as of December 31st, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022, and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M pre-money and $12M post-money.

The Company entered into several convertible note agreements for the purposes of funding operations in 2020 and 2021. The notes did not accrue interest. The notes contained valuation caps between $4.75M - $6M. The notes converted into 2,375,694 Series Pre-Seed Preferred shares upon a qualified financing event in 2022.

NOTE 6 – EQUITY

The Company has authorized 45,000,000 common shares with a par value of $0.01 per share. 10,000,000 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 4,850,000 of Series Pre-Seed Preferred Stock with a par value of $0.01 per share. 4,005,317 shares were issued and outstanding as of 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2023, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 17, 2024, the date these financial statements were available to be issued.

The Company approved an additional 400,000 stock options in its stock option plan to meet forecasted needs for its employees and advisors.

The Company's Future Equity Obligation (SAFE) receivable amount of $10,000 as of December 31st, 2023, was collected.

The Company entered into numerous SAFE agreements with third parties totaling $100,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event 20% discounts. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered into was $10M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.